                                                                        OMB APPROVAL
                                                                --------------------------
                                   UNITED STATES                  OMB Number:   3235-0145
                         SECURITIES AND EXCHANGE COMMISSION     Expires:  October 31, 1994
                             Washington, D.C.  20549              Estimated average burden
                                                                hours per form ......14.90
                                                                --------------------------


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No.     3    )
                                          ---------


                            JONES INTERCABLE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.01 Par Value
                                      and
                     Class A Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   480206101
                                   480206200
--------------------------------------------------------------------------------
                                (CUSIP Numbers)


                              Elizabeth M. Steele
              9697 E. Mineral Avenue, Englewood, Colorado  80112
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                 April 7, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                                  SCHEDULE 13D

             (Common Stock)                              Page     2     of   18    Pages
      CUSIP NO.          480206101
----------------------------------------               ----------------------------------
1  NAME OF REPORTING PERSON
   S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Glenn R. Jones.
   Social Security No. ###-##-####

----------------------------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                            (a) /X/
                                                                                            (b) /X/
----------------------------------------------------------------------------------------------------
3  SEC USE ONLY

----------------------------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

----------------------------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                                              /  /
----------------------------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   USA
----------------------------------------------------------------------------------------------------

                                      7     SOLE VOTING POWER
            NUMBER OF                       0
             SHARES
                                 -------------------------------------------------------------------
          BENEFICIALLY                8     SHARED VOTING POWER
            OWNED BY                        38,000
              EACH
                                 -------------------------------------------------------------------
            REPORTING                 9     SOLE DISPOSITIVE POWER
             PERSON                         0
              WITH
                                 -------------------------------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            38,000
----------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    38,000 (See Item 5)
----------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                                    /  /
----------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.7%
----------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
----------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

         (Class A Common Stock)                           Page     3     of   18   Pages
      CUSIP NO.          480206200
----------------------------------------               ----------------------------------
1  NAME OF REPORTING PERSON
   S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Glenn R. Jones.
   Social Security No. ###-##-####

----------------------------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                           (a)  /X/
                                                                                           (b)  /X/
----------------------------------------------------------------------------------------------------
3  SEC USE ONLY

----------------------------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

----------------------------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                                              /  /
----------------------------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   USA
----------------------------------------------------------------------------------------------------

                                      7     SOLE VOTING POWER
            NUMBER OF                       1,004,744
             SHARES
                                 -------------------------------------------------------------------
          BENEFICIALLY                8     SHARED VOTING POWER
            OWNED BY                        1,497,373
              EACH
                                 -------------------------------------------------------------------
            REPORTING                 9     SOLE DISPOSITIVE POWER
             PERSON                         1,004,744
              WITH
                                 -------------------------------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            1,497,373
----------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,502,117 (See Item 5)
----------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                                   /  /
----------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.8%
----------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
----------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

             (Common Stock)                               Page     4     of   18   Pages
      CUSIP NO.          480206101
----------------------------------------               ----------------------------------
1  NAME OF REPORTING PERSON
   S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Jones International, Ltd.
   I.R.S. Identification No. 84-0595284

----------------------------------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                (a)  /X/
                                                                                                (b)  /X/
----------------------------------------------------------------------------------------------------------
3  SEC USE ONLY

----------------------------------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

----------------------------------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                                               /  /
----------------------------------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Jones International, Ltd., a Colorado corporation.  Principal business and address:  A holding company;
   9697 E. Mineral Avenue, Englewood, Colorado  80112.
----------------------------------------------------------------------------------------------------------

                                      7     SOLE VOTING POWER
            NUMBER OF                       0
             SHARES
                                 -------------------------------------------------------------------------
          BENEFICIALLY                8     SHARED VOTING POWER
            OWNED BY                        38,000
              EACH
                                 -------------------------------------------------------------------------
            REPORTING                 9     SOLE DISPOSITIVE POWER
             PERSON                         0
              WITH
                                 -------------------------------------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            38,000
----------------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    38,000 (See Item 5)
----------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                    /  /
----------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.7%
----------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    HC
----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

         (Class A Common Stock)                           Page     5     of   18   Pages
      CUSIP NO.          480206200
----------------------------------------               ----------------------------------
1  NAME OF REPORTING PERSON
   S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Jones International, Ltd.
   I.R.S. Identification No. 84-0595284

----------------------------------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                (a)  /X/
                                                                                                (b)  /X/
----------------------------------------------------------------------------------------------------------
3  SEC USE ONLY

----------------------------------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

----------------------------------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                                               /  /
----------------------------------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Jones International, Ltd., a Colorado corporation.  Principal business and address:  A holding company;
   9697 E. Mineral Avenue, Englewood, Colorado  80112.
----------------------------------------------------------------------------------------------------------

                                      7     SOLE VOTING POWER
            NUMBER OF                       0
             SHARES
                                 -------------------------------------------------------------------------
          BENEFICIALLY                8     SHARED VOTING POWER
            OWNED BY                        1,497,373
              EACH
                                 -------------------------------------------------------------------------
            REPORTING                 9     SOLE DISPOSITIVE POWER
             PERSON                         0
              WITH
                                 -------------------------------------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            1,497,373
----------------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,497,373 (See Item 5)
----------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                    /  /
----------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.1%
----------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    HC
----------------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer
         -------------------

         The classes of equity securities to which this statement relates are
(i) the Common Stock, $.01 par value per share, of Jones Intercable, Inc., a Colorado corporation (the "Company"), and (ii) the Class A Common Stock, $.01 par value per share, of the Company. The address of the Company's principal executive offices is 9697 E. Mineral Avenue, Englewood, Colorado 80112.

Item 2.  Identity and Background:
         -----------------------

         The names of the persons filing this statement are:

         1.  Glenn R. Jones*, an individual residing in the State of Colorado.

         2.  Jones International, Ltd., a Colorado corporation
("International"). Mr. Jones is the Chairman of the Board of Directors and Chief Executive Officer of International and owns all of the outstanding shares of International. The principal business of International is acting as a holding company.

         3. Jones Entertainment Group, Ltd., a Colorado corporation ("JEG"), is 80% owned by Jones 21st Century, Inc. (f/k/a Jones Digital Century, Inc.), a Colorado corporation, and 20% owned by Comcast Corporation, a Pennsylvania corporation ("Comcast"). Jones 21st Century, Inc. is 95% owned by International and 5% owned by a member of Mr. Jones' family. The principal business of JEG is the production of entertainment programming.

         4. Jones Space Segment, Inc., a Colorado corporation ("JSS"), is 81% owned by International and 19% by Mr. Jones. The principal business of JSS is leasing satellite space on a communications satellite.

         5. Jones Global Group, Inc., a Colorado corporation ("JGG"), is 80% owned by International and 20% by the Company. The principal business of JGG is acting as a holding company.

         6. Jones Interdigital, Inc., a Colorado corporation ("Interdigital"), is wholly owned by International. The principal business of Interdigital is leasing equipment for the various Jones companies.

         The foregoing persons (Nos. 1 through 6 above) are hereinafter collectively referred to as the "Jones Entities". The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each of the Jones Entities are set forth on Schedules A through E attached hereto. The address of the principal business office for each of the Jones Entities is 9697 E. Mineral Avenue, Englewood, Colorado
80112.

         During the last five years, none of the Jones Entities, nor any other person controlling any of the Jones Entities, nor, to the best of the Jones Entities knowledge, any of the persons listed on Schedules A through E attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

______________

*Through Mr. Jones' direct and indirect ownership of International and the Company, Mr. Jones may be deemed to be the beneficial owner of all the Common Stock and Class A Common Stock of each of the Jones Entities (as defined on the following page).

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         N/A

Item 4.  Purpose of Transaction
         ----------------------

         See Item 6.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         The Jones Entities believe that as of April 9, 1999, there were outstanding 5,113,021 shares of Common Stock and 36,790,908 shares of Class A Common Stock.

         (a)  Amount Beneficially Owned:
              -------------------------

              (i)    Common Stock:
                     -------------

                            Number of shares    Number of Shares
                             of Common Stock     of Common Stock            Percent
           Name              owned Directly     owned Indirectly          of Ownership
           ----             ----------------    ----------------          -------------
Glenn R. Jones/(1)/                0              38,000/(2)/                 0.7%
International/(1)/                 0              38,000/(2)/                 0.7%

(1) For purposes of Rule 13d-3, Mr. Jones may be deemed to have beneficial ownership of the shares of Common Stock owned by International.

(2)      Represents shares held of record by International.


     The beneficial ownership of the Common Stock of the Company by each director and executive officer of the Jones Entities are set forth on Schedule F attached hereto.

     (ii)    Class A Common Stock:
             ---------------------

                            Number of shares
                               of Class A        Number of Shares of
                              Common Stock       Class A Common Stock           Percent
           Name              owned Directly        owned Indirectly          of Ownership
           ----             ---------------      ---------------------       ------------
Glenn R. Jones/(1)/             1,004,744            1,497,373/(2)/               6.8%
International                   1,497,373                ---                      4.1%

(1) For purposes of Rule 13d-3, Mr. Jones may be deemed to have beneficial ownership of the International. shares of Class A Common Stock owned by

(2)      Represents shares held of record by International.

     The beneficial ownership of the Class A Common Stock of the Company by each director and executive officer of the Jones Entities are set forth on Schedule G attached hereto.

     (b) (i)  Voting Power and Disposition Power of the Common Stock:
              ------------------------------------------------------

                                                                    Sole Power to        Shared Power to
                      Sole Power to Vote     Shared Power to        Dispose or to         Dispose or to
                      or to Direct the      Vote or to Direct         Direct the            Direct the
  Name of Entity             Vote                the Vote            Disposition           Disposition
  --------------      -------------------   -----------------       -------------        ---------------
Glenn R. Jones                0                  38,000                    0                  38,000
International                 0                  38,000                    0                  38,000


         (ii)  Voting Power and Disposition Power of the Class A Common Stock:
               --------------------------------------------------------------

                                                                    Sole Power to        Shared Power to
                      Sole Power to Vote     Shared Power to        Dispose or to         Dispose or to
                      or to Direct the      Vote or to Direct         Direct the            Direct the
  Name of Entity             Vote                the Vote            Disposition           Disposition
  --------------      ------------------    -----------------       -------------        ---------------
Glenn R. Jones            1,004,744             1,497,373             1,004,744             1,497,373
International                     0             1,497,373                     0             1,497,373


     (c) The following transactions in the Common Stock and/or Class A Common Stock have been effected during the last 60 days as follows:

                                              Number of Shares of     Number of Shares of
                              Date of  Sale       Common Stock       Class A Common Stock      Price Per
      Jones Entity             or Purchase          Sold/(1)/            Purchased/(2)/          Share
      ------------            -------------   -------------------    --------------------      ---------
Timothy J. Burke                 04/05/99                     --                   6,970        $  12.56
Timothy J. Burke                 04/05/99                     --                   7,325        $ 12.875
JI Trust                         04/07/99              2,239,416                      --        $69.4891
GJ Trust                         04/07/99                474,400                      --        $69.4891
JEG                              04/07/99                100,400                      --        $69.4891
JSS                              04/07/99                 35,707                      --        $69.4891
JGG                              04/07/99                 27,585                      --        $69.4891
Interdigital                     04/07/99                    643                      --        $69.4891

Robert W. Hampton                04/07/99                     --                   3,588        $  12.56
Robert W. Hampton                04/07/99                     --                   5,000        $ 12.875
Glenn R. Jones                   04/08/99                     --                 118,708        $  13.81
Glenn R. Jones                   04/08/99                     --                 122,269        $  12.56
Glenn R. Jones                   04/08/99                     --                 125,937        $ 12.875
Glenn R. Jones                   04/08/99                     --                 110,937        $   9.25

(1)  See Item 6 for further information.
(2)  Exercise of stock options.

     Except as stated above and as set forth in Item 6, no transactions in the Common Stock or the Class A Common Stock have been effected during the last 60 days by any other person controlling the Jones Entities, or to the best of the Jones Entities' knowledge, any of the persons named in Item 2 hereof.

     (d) Not applicable.

     (e) Effective April 7, 1999, International ceased to be the beneficial owner of more than five percent of Common Stock. (See Item 6.)

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

          a. On December 20, 1994, the Company entered into the Shareholders Agreement. On December 20, 1994, BCE Inc., a Canadian corporation (formerly BTH (U.S. Cable) Limited ("BCE"), through its agent, Morgan Guaranty Trust Company of New York ("MGT"), entered into Option Agreements with each of the following entities: (i) Glenn Jones Grantor Business Trust ("GJ Trust"); (ii) Jones International Grantor Business Trust ("JI Trust"); (iii) JEG; (iv) JSS; (v) JGG; and (vi) Interdigital. The number of shares of Common Stock covered by each Option Agreement were as follows:


                                       Number of Shares of
         Grantor                           Common Stock
         -------                       -------------------
     GJ Trust                                 474,400
     JI Trust                               2,239,416
     JEG                                      100,400
     JSS                                       35,707
     JGG                                       27,585
     Interdigital                                 643

     All of the other Option Agreements are substantially similar except for the number of shares of Common Stock covered thereby, which is set forth above.

     b.  On August 12, 1998, Glenn R. Jones, International, GJ Trust, JI
Trust, JSS, JGG, Interdigital and JEG (collectively, the "Jones Entities") entered into an agreement (the "Agreement") with Comcast, pursuant to which the Jones Entities agreed to an acceleration of the exercise of the Option Agreements to acquire their aggregate 2,878,151 shares of Common Stock of the Company (the "Control Shares"). The Control Shares were subject to Option Agreements between certain of the Jones Entities and The Bank of New York, as successor agent to MGT. Also on August 12, 1998, the Option Agreements were amended (the "Amended Option Agreements") in order to allow acceleration of the sale of the Control Shares.

     c. On August 12, 1998, Comcast made a deposit of $50 million under the Agreement and certain of the JI Entities pledged to Comcast 2,000,000 shares of Class A Common Stock of the Company as security with respect to such deposit (the "Pledged Shares"). The Pledged Shares were not part of, or subject to, the Amended Option Agreements.

     d. On April 7, 1999, Comcast exercised its rights to purchase the Control Shares. Comcast paid the Jones Entities an aggregate of approximately $200 million in cash at the closing, minus the $50 million (plus interest) that was deposited under the Amended Option Agreements. Pursuant to the closing of the Agreement (the "Closing") and Comcast's simultaneous purchase of BCE's approximately 30% interest in the Company, represented by approximately 12.8 million shares of Class A Common Stock, Comcast owns a sufficient number of shares of Common Stock and Class A Common Stock to elect a majority of the Board of Directors of the Company and pursuant to the terms of the related agreements, the directors of the Company, other than the three directors jointly designated by Jones and BCI pursuant to the Shareholders Agreement, have resigned seriatim from the board of directors of the Company and, based on publicly available information, it is believed that they have been replaced by individuals designated by Comcast.

     e. Pursuant to that certain Agreement and Amendment No. 1 to Shareholders Agreement dated as of August 12, 1998, amending the Shareholders Agreement, certain of the provisions of the Shareholders Agreement terminated as of the Closing, principally those with respect to the programming rights of Mr. Jones and International and Mr. Jones and International received compensation for the termination of such rights. In addition, the Company has terminated Mr. Jones' employment agreement and paid Mr. Jones the discounted value of the remaining term of such agreement as of the Closing.

     f. Effective April 7, 1999, Mr. Jones is no longer an officer, director or employee of the Company.

Item 7.  Material to Be Filed as Exhibits
         --------------------------------

         None.

                                  SIGNATURES
                                  ----------


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  April 12, 1999
                                                      /s/ Glenn R. Jones
                                                      _________________________
                                                      Glenn R. Jones


                                                      JONES INTERNATIONAL, LTD.

                                                      By: /s/ Glenn R. Jones
                                                          ____________________
                                                          Glenn R. Jones
                                                          President

                                   SCHEDULE A
                                   ----------


                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           JONES INTERNATIONAL, LTD.


          The name and title(s) of each of the directors and executive officers of Jones International, Ltd. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, media company executive and USA, respectively.


      Name                                Title(s)
      ----                                --------

Glenn R. Jones               Chairman of the Board, Chief
                             Executive Officer and
                             President

Steven W. Gampp              Group Vice President/Finance and Chief
Financial Executive          Financial Officer

Timothy J. Burke             Group Vice President/Taxation and Administration
Financial Executive

Heather O'Mara               Vice President and Treasurer
Financial Executive

Elizabeth M. Steele          Secretary

Keith Thompson               Controller
Financial Executive

Christine Jones Marocco      Director
Homemaker
25 East End Avenue
Apartment 14F
New York, NY  10028

Robert W. Hampton            Director
Financial Executive

                                   SCHEDULE B
                                   ----------


                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                        JONES ENTERTAINMENT GROUP, LTD.


     The name and title(s) of each of the directors and executive officers of Jones Entertainment Group, Ltd. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, media company executive and USA, respectively.

  Name                                             Title(s)
  ----                                             --------

Glenn R. Jones               Chairman of the Board, Chief Executive Officer and
                             President

Steven W. Gampp              Vice President/Finance and Treasurer
Financial Executive

Elizabeth M. Steele          Secretary

Keith D. Thompson            Chief Accounting Officer
Financial Executive

Wilfred N. Cooper, Sr.       Director
Investor
3158 Redhill Avenue
Suite 120
Costa Mesa, CA  92626

J. Rodney Dyer               Director
Graphic Design
8360 Melrose Avenue
Los Angeles, CA  90069

Robert Kearney               Director
Retired Executive
Canada Citizenship
Robinwood 324 Lakeside
Knowlton, Quebec, Canada
JOE 1V0

                                   SCHEDULE C
                                   ----------


                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           JONES SPACE SEGMENT, INC.


     The name and title(s) of each of the directors and executive officers of Jones Space Segment, Inc. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, media company executive and USA, respectively.


  Name                                 Title(s)
  ----                                 --------

Glenn R. Jones               President and Director

Elizabeth M. Steele          Vice President and Secretary

Jay B. Lewis                 Treasurer

Gregory J. Liptak            Director

                                   SCHEDULE D
                                   ----------


                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            JONES GLOBAL GROUP, INC.


     The name and title(s) of each of the directors and executive officers of Jones Global Group, Inc. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, media company executive and USA, respectively.


  Name                                    Title(s)
  ----                                    --------

Glenn R. Jones               Chairman of the Board, Chief Executive
                             Officer and President

Elizabeth M. Steele          Vice President/General Counsel and Secretary

Steven W. Gampp              Vice President/Finance and Treasurer
Financial Executive

Alan Bates                   Director
Management Consultant
Great Britain Citizenship
Barnfield, Fair Mile
Henley-on-Thames
Oxon RG9 2JY England

Robert Tynan                 Director
Management Consultant
10600 E. Exposition Avenue
Building B, Suite 200
Aurora, CO  80012

                                   SCHEDULE E
                                   ----------


                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            JONES INTERDIGITAL, INC.


     The name and title(s) of each of the directors and executive officers of Jones Interdigital, Inc. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, media company executive and USA, respectively.


  Name                                  Title(s)
  ----                                  --------

Glenn R. Jones               Chief Executive Officer, President
                             and Director

Elizabeth M. Steele          Vice President and Secretary

Steven W. Gampp              Treasurer
Financial Executive

Timothy J. Burke             Director
Financial Executive

                                   SCHEDULE F
                                   ----------


                          BENEFICIAL OWNERSHIP OF THE
                                  COMMON STOCK


          Set forth below are the directors and executive officers of the Jones Entities who beneficially own shares of Common Stock at April 12, 1999.


                                               Number of Shares
          Name                                 of Common Stock
          ----                                 -----------------
Christine Jones Marocco                            12,727(1)

___________

(1) Includes 12,370 shares held by Mrs. Marocco and 357 shares held by the Joseph Michael Marocco Irrevocable Trust.

     The foregoing shares are not included in the Jones Entities' ownership because the foregoing individual has the sole power to vote and dispose of her shares shown above.

                                   SCHEDULE G
                                   ----------

                          BENEFICIAL OWNERSHIP OF THE
                              CLASS A COMMON STOCK

          Set forth below are the directors and executive officers of the Jones Entities who beneficially own shares of Class A Common Stock at April 12, 1999.


                                                Number of Shares
        Name                               of Class A Common Stock
        ----                               -----------------------
Timothy J. Burke                                    14,295
Steven W. Gampp                                     900(1)

Christine Jones Marocco                             55,083(2)

Robert W. Hampton                                   8,588

___________

(1) Includes 500 shares held by Mr. Gampp; and 400 shares held by an IRA account for the benefit of Mr. Gampp.

(2) Includes 44,113 shares held by Mrs. Marocco; 970 shares held by the Joseph Michael Marocco Irrevocable Trust; and 10,000 shares held by Mrs. Marocco's husband. Mrs. Marocco disclaims beneficial ownership of the shares held by her husband.

     The foregoing shares are not included in the Jones Entities' ownership because each of the foregoing individuals have the sole power to vote and dispose of his or her respective shares shown above.